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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

LITTLEFIELD CORPORATION
(Name of Issuer)
COMMON STOCK, $.001 par value
(Title of Class of Securities)
537590101
(CUSIP Number)
Kenneth B. Watt
124 E. 4th Street
Tulsa, Oklahoma 74103
(918) 583-9922
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	537590101

1	NAMES OF REPORTING PERSONS Value Fund Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		7,520,489

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,520,489

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,520,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	537590101

1	NAMES OF REPORTING PERSONS Boston Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		7,520,489

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,520,489

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,520,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	537590101

1	NAMES OF REPORTING PERSONS Yorktown Avenue Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Oklahoma

	7	SOLE VOTING POWER

NUMBER OF		7,520,489

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,520,489

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,520,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)

CUSIP No.	537590101

1	NAMES OF REPORTING PERSONS Charles M. Gillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,520,489

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,520,489

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,520,489

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP NO. 537590101	SCHEDULE 13D
Item 1. Security and Issuer
This Schedule 13D relates to shares of Common Stock, $.001 par value (the “Common Stock”) of Littlefield Corporation, a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 2501 North Lamar Blvd., Austin, Texas 78705.
Item 2. Identity and Background
This Schedule 13D is jointly filed by Value Fund Advisors, LLC (“VFA”), Boston Avenue Capital, LLC (“Boston”), Yorktown Avenue Capital, LLC (“Yorktown”), and Charles M. Gillman (“Gillman”) (the “Reporting Persons”). VFA is the general manager of Boston and Yorktown. Gillman is the manager of VFA.
The principal business office address for each of the Reporting Persons is 15 East 5th Street, Suite 2660, Tulsa, Oklahoma 74103.
The principal business of Boston and Yorktown is business investment. The principal business of VFA is investment management. The principal occupation of Gillman is managing various investment entities.
None of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
VFA, Boston and Yorktown are organized under the laws of the State of Oklahoma. Gillman is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
As of March 25, 2008, Boston and Yorktown had invested $9,841,896 (including commissions and fees) in the Common Stock. The source of these funds was the working capital of Boston and Yorktown.
Item 4. Purpose of Transaction
Pursuant to an agreement dated March 17, 2008, by and between VFA and Issuer (the “Agreement”), Issuer agreed to sell 5,190,568 shares of restricted Common Stock to VFA for $7,000,000, or $1.3486 per share, which represents a ten percent (10%) premium over the average closing price of the Common Stock on the OTC Bulletin Board for the five trading days ending March 13, 2008. Under the terms of the Agreement, VFA has agreed: (1) that it will not sell any of its Common Stock holdings prior to December 31, 2012 without the consent of the Issuer; (2) that it will vote its shares in support of all propositions recommended to the shareholders by the Issuer’s board of directors at annual meetings through December 31, 2012; and (3) that it will take reasonable care to prevent its future dispositions from adversely impacting the market share price of the Common Stock. Under the terms of the Agreement, Issuer has agreed that it will file a registration statement with the SEC no later than December 31, 2009, covering all unregistered shares of Common Stock held by VFA. In addition, the Agreement grants VFA the right to nominate for consideration by the Issuer’s nominating committee up to two qualified individuals for election to the Issuer’s board of directors through December 31, 2012. The Agreement also terminates that certain stock purchase agreement between the Issuer and VFA, dated February 22, 2007.

CUSIP NO. 537590101	SCHEDULE 13D
The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.
Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose (subject to the stock disposition restrictions of the Agreement) of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.
Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.
Lanny Chiu was elected to serve on the Board of Directors of the Issuer on May 16, 2007. Mr. Chiu is an analyst for VFA. Mr. Chiu is not a manager, member, officer, or control person of any of the Reporting Persons.
Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, subject to the restrictions contained in the Agreement.
Item 5. Interest in Securities of the Issuer
(a) and (b) As of March 25, 2008, there were 16,634,628 shares of Common Stock outstanding (computed by adding 5,190,568 shares of Common Stock issued on March 25, 2008, pursuant to the Agreement as described in Item 4, to 11,444,060 shares of Common Stock, the number outstanding as of March 5, 2008, as reported in the Issuer’s Form 10-KSB, filed on March 31, 2008). Based on such information, after taking into account the transactions described in Item 5(c) below, Boston directly owns 7,504,489 shares of Common Stock (approximately 45.1%) and Yorktown directly owns 16,000 shares of Common Stock (approximately .1%) of the Issuer. VFA, as general manager of Boston and Yorktown, and Gillman, as manager of VFA, may also be deemed to beneficially own the 7,520,489 shares of Common Stock (approximately 45.2%) of the Issuer held by Boston and Yorktown.

CUSIP NO. 537590101	SCHEDULE 13D
As the manager of VFA, which serves as general manager to Boston and Yorktown, Gillman has sole voting and investment power of the Common Stock held by Boston and Yorktown.
Although VFA and Gillman are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that either of them is, for any purpose, the beneficial owner of the Common Stock held by Boston and Yorktown. Similarly, Boston and Yorktown disclaim beneficial ownership of the shares held directly by the other.
c) During the last 60 days, Boston purchased the following shares of Common Stock:

			Where/How
Trade Date	Quantity	Price Per Share	Transaction Effected

02/11/08	500	1.3500	Open market
02/13/08	4,500	1.3500	Open market
02/14/08	2,000	1.3500	Open market
02/15/08	2,000	1.3500	Open market
02/20/08	3,000	1.3400	Open market
02/21/08	800	1.3400	Open market
02/27/08	14,000	1.3286	Open market
03/25/08	5,190,568	1.3486	Private transaction
(d) and (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for the Agreement described at Item 4 of this Schedule 13D/A, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits
Exhibit A Joint Filing Undertaking.

CUSIP NO. 537590101	SCHEDULE 13D
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: April 8, 2008

Value Fund Advisors, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Boston Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Yorktown Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman

CUSIP NO. 537590101	SCHEDULE 13D
Exhibit A
JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.
Dated: April 8, 2008

Value Fund Advisors, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Boston Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

Yorktown Avenue Capital, LLC
By:	/s/ Charles M. Gillman
Charles M. Gillman, Manager

/s/ Charles M. Gillman
Charles M. Gillman